VIA EDGAR

June 18, 2012

Christina DiAngelo
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Apollo Senior Floating Rate Fund Inc.
Form N-CSR for the year ended December 31, 2011
Filed on March 5, 2012
Investment Company Act File No. 811-22481

Dear Ms. DiAngelo:

On behalf of Apollo Senior Floating Rate Fund Inc., a Maryland corporation (the “Fund”), I am submitting this letter in response to your comments of May 21, 2012 regarding the Fund’s shareholder report for the year ended December 31, 2011 filed on Form N-CSR on March 5, 2012 (the “Form N-CSR”).

For your convenience, your comments are presented in summary form below and each comment is followed by the Fund’s response.

Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Form N-CSR.

Financial Highlights (Page 13)

1. Though it is not required for closed-end funds such as the Fund, because the Fund utilizes leverage, it is suggested that the Fund include asset coverage disclosures as part of the Financial Highlights section in future shareholder reports filed on Form N-CSR.

Response:  During periods in which the Fund is using leverage, the Fund will include asset coverage disclosures in future shareholder reports filed on Form N-CSR. Specifically, the Fund will disclose the aggregate amount of preferred stock and debt outstanding, average debt outstanding during the period, asset coverage per preferred share and asset coverage on debt outstanding.

2. Please remove the expense ratio calculated as a percentage of the Fund’s managed assets from the Financial Highlights section in future shareholder reports filed on Form N-CSR.

Response:  The referenced disclosure will not be included in future shareholder reports filed on Form N-CSR.

Christina DiAngelo
June 18, 2012

Statement of Assets and Liabilities (Page 9)

3. If the Fund maintains a payable balance to Directors, please disclose this balance separately on the Statement of Assets and Liabilities.

Response:  The Fund did not have a payable balance to Directors at the end of its 2011 fiscal year.  To the extent the Fund has a balance payable to Directors at the end of a semi-annual period, the Fund will disclose this amount in the Statement of Assets and Liabilities or separately in the related party footnote in future shareholder reports filed on Form N-CSR.

Schedule of Investments (Pages 5-8)

4. Please separately disclose whether any of the Fund’s portfolio securities have a payment-in-kind component on the Schedule of Investments in future shareholder reports filed on Form N-CSR.

Response:  The Fund will denote any portfolio securities that have a pay-in-kind component on the Schedule of Investments in future shareholder reports filed on Form N-CSR.

5. If payment-in-kind interest represents greater than 5% of the Fund’s total interest income, please separately disclose this fact on the Statement of Operations.

Response:  All interest income earned by the Fund for the fiscal year ended December 31, 2011 was paid in cash.  The Fund will separately disclose payment-in-kind interest in the Statement of Operations in future shareholder reports filed on Form N-CSR if pay-in-kind interest represents greater than 5% of the Fund’s total interest income during the applicable periods.

Fair Value Disclosure (Pages 15-16)

6. During periods when the Fund holds investment assets that are classified in multiple fair value levels (e.g., if the Fund holds Senior Loans classified as Level 2 and other Senior Loans classified as Level 3), please subcategorize each fair value level to state separately, by industry, at the level of detail provided in the Schedule of Investments, the amount at each level.

Response:   During periods when the Fund holds asset types (i.e. Senior Loans and/or Corporate Notes & Bonds) that are classified in multiple fair value levels, the Fund will denote, in the Schedule of Investments, those assets that are classified as Level 3 at the balance sheet date.  The Fair Value Disclosure as filed on Form N-CSR will continue to be prepared showing information at the asset type level of disaggregation.  Based upon the information in the Schedule of Investments, users of the financial statements will be able to determine the fair value leveling of each security.

U.S. Federal Income Tax Status (Page 16)

7. The Fund’s prospectus includes the following disclosure: “To avoid the imposition of this excise tax, the Fund intends to make the required distributions of its ordinary taxable income and its capital gain net income, to the extent possible, by the close of each calendar year.”  It is noted that

Christina DiAngelo
June 18, 2012

the Fund paid excise tax related to 2011 taxable income, as disclosed on page 16 of the Form N-CSR.  If the Fund intends to pay excise taxes in the future, please provide relevant disclosures in future shareholder reports to be filed on Form N-CSR.

Response:  The Fund intends to make distributions of its ordinary taxable income and capital gain net income to shareholders each year such that no excise tax will be incurred.  However, the Fund may elect to incur excise tax if it is deemed prudent by the Adviser from a cash management perspective or in the best interest of shareholders due to other facts and circumstances.  In 2011, as the Fund was in its first year of operation, the Adviser determined that it was prudent, for cash management purposes, for the Fund to pay a nominal excise tax which equated to $0.003 per common share.   If the Fund elects to retain ordinary income or capital gains earned during a year which results in the payment of an excise tax, the Fund will include in the “U.S. Federal Income Tax Status” or similar note to its financial statements filed on Form N-CSR disclosure regarding this election.

Administrative Services and Expense Reimbursements

8. Please provide examples of the services (similar to the disclosure that describes the services provided by BNY Mellon) provided by the Adviser that may be subject to reimbursement under the Fund’s  Administrative Services and Expense Reimbursement Agreement with the Adviser.

Response:  Disclosure in substantially the form below will be included in future shareholder reports filed on Form N-CSR:

The Fund and the Adviser have entered into an Administrative Services and Expense Reimbursement Agreement pursuant to which the Adviser provides certain administrative services, personnel and facilities to the Fund and performs operational services necessary for the operation of the Fund not otherwise provided by other Fund services providers.  These services may include, without limitation, certain bookkeeping and record keeping services, compliance and legal services, investor relations assistance, and accounting and auditing support. Pursuant to this agreement, the Fund will reimburse the Adviser at cost, at the Adviser’s request, for certain costs and expenses incurred by the Adviser in performing these services for the Fund.

Manager Commentary (page 4)

9.  To the extent investment performance is disclosed in the Manager Commentary section, please provide a statement that the performance comparison does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares (See, e.g., Item 27(b)(7) of Form N-1A).

Response:  Disclosure in substantially the form below will be included in future shareholder reports filed on Form N-CSR that contain performance information:

Christina DiAngelo
June 18, 2012

Past performance does not necessarily indicate how the Fund will perform in the future.  The performance information provided does not reflect the deduction of taxes that a shareholder would pay on distributions received from the Fund.

* * * * * * * * *

The Fund represents that, with respect to filings made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:

1.	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

3.	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * * * * * *

Please do not hesitate to contact me at (212) 822-0511 if you have any questions regarding the responses provided in this letter.

Very truly yours,

/s/ Jodi Sarsfield

Jodi Sarsfield
Chief Financial Officer and Treasurer of the Fund